Exhibit 1.01

Spansion Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This report is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of such products. “Conflict Minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold (3TG).

To comply with the Rule, the Company first conducted a reasonable country of origin investigation which led to due diligence activities to determine the source and chain of custody, as needed, of the conflict minerals that were necessary to the functionality or production of the products that the Company manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, Covered Countries) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

I.	Company Overview

Spansion Inc. (the Company) is a leading designer, manufacturer, and seller of embedded systems semiconductors, which include Flash memory, microcontroller, mixed-signal and analog products and embedded system-on-chip solutions. Our leading-edge intellectual property and products are driving the development of high-quality, reliable, and economical devices that are high performing, intelligent, efficient, and secure.

The Company is headquartered in California’s Silicon Valley, with research and development, manufacturing, assembly, and sales operations in the United States, Asia, Europe, and the Middle East. The Company owns and operates a wafer fabrication facility in Austin, Texas and a final manufacturing facility in Bangkok, Thailand. Final manufacturing consists of assembly, test, mark, and pack operations. The Company also owns a manufacturing facility in Penang, Malaysia, which does small volumes of sort and pack operations.

Certain products of the Company contain materials that use tin, tantalum, tungsten, and/or gold. Due to the depth of the supply chain, the Company is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the countries of origin of those ores reflect the Company’s circumstances and position in the supply chain. This situation is not unique to the Company as the amount of information globally available regarding the traceability and sourcing of these ores is extremely limited at this time.

The Company both manufactures products directly and contracts with suppliers to manufacture products. Suppliers were asked to utilize the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template to report on their usage and sourcing of materials containing gold, tin, tungsten, and tantalum. The EICC/GeSI Conflict Minerals Reporting Template was developed by several of the world’s leading consumer electronics companies and is generally regarded as the most common reporting tool for conflict minerals content and sourcing information.

The responses received were reviewed for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications, where needed.

II.	Design of Due Diligence Measures

The Company designed its conflict minerals procedures based on, and in conformity with, the five-step framework of the Organisation for Economic Co-operation and Development’s (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, OECD Publishing (http://dx.doi.org/10.1787/9789264111110-en), and the supplements thereto (the OECD Framework). The Company implemented appropriate elements of Steps 1, 2 and 5 of the OECD Framework, which relate to activities that precede and follow the Company’s due diligence measures. The design of the Company’s due diligence process conforms to Steps 3 and 4 of the OECD Framework as the Company has determined them to be applicable to the Company’s circumstances and position in the supply chain as a “downstream” company with little to no direct influence on smelters/refiners. In determining conformance with Steps 3 and 4, the Company relied upon the OECD’s Final downstream report on one-year pilot implementation of the Supplement on Tin, Tantalum and Tungsten, given that it originated from the same organization that developed the OECD Framework.

III.     Due Diligence Measures Performed by the Company

The following are due diligence measures performed by the Company:

●

Communicated the Company’s policy on Conflict Minerals to direct suppliers. Suppliers committed to support the Company’s policy on preventing the purchase of DRC conflict minerals and provided declarations of non-DRC sources;

●	Conducted follow-up communications concerning the commitments and requirements expected of the Company’s suppliers;
●

Made further inquiries to the Company’s direct suppliers with the goal of improving the Company’s understanding of their supply chains whenever responses appeared inaccurate, incomplete, or suspect; and

●	Reported to senior management and executives on direct suppliers’ responses to the Company’s conflict minerals information requests.

IV.     Product Description

The Company’s in-scope products consist of its Flash memory semiconductors. Flash memory is well suited for a variety of applications across a broad range of products, including consumer electronics, networking and telecommunications equipment, mobile phones, PCs, transportation, gaming consoles, and industrial equipment.

The Flash memory market consists of two major architectures: NOR and NAND Flash memory. NOR Flash memory is predominantly used for reliable code execution and performance-oriented storage in consumer electronics, automobiles, communications, gaming, and industrial applications. NAND Flash memory is predominantly used for data storage in solid-state memory applications, such as USB removable storage devices, data cards, smart phones, MP3 players, tablets, solid-state drives, and other embedded applications.

V.     Smelters and Refineries Identified

The Company received information from its Flash memory suppliers indicating the facilities at which tin, tantalum, tungsten, and gold were processed and whether those conflict minerals originated in the Covered Countries or came from recycled or scrap sources. Specifically:

●	For tin and gold, a portion of the smelters provided were not certified by the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program (CFSP);
●	For tungsten, the CFSP-certified smelter list had not been developed for the 2013 reporting period;
●

For tantalum, the Company collected information from suppliers showing that tantalum is sourced from conflict-free sources. Tantalum used in the Company’s products in 2013 was sourced from the Covered Countries through CFSP-certified smelters, was sourced from outside the Covered Countries by CFSP-certified smelters, or was sourced from a recycler or scrap supplier.

See Table 1 (attached) for a list of non-CFSP-certified smelters contributing 3TG to the Company’s Flash memory products.

The Company’s Microcontroller and Analog business was acquired on August 1, 2013 from Fujitsu Semiconductor Limited (FSL), a Japanese company. Because FSL was not obligated to file a specialized disclosure report on Form SD prior to its acquisition by the Company, the reporting for this business will be included in the Company’s specialized disclosure report on Form SD covering the 2014 reporting year.

VI.     Steps to Improve Due Diligence

The Company intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

●	Continue to communicate its expectations and information requirements to its direct suppliers;
●	Continue to make further inquiries of its direct suppliers with the goal of improving its understanding of their conflict mineral supply chains;
●	Continue to monitor, track, and report on the progress of direct suppliers to senior management and executives; and
●	Continue to monitor changes in supplier circumstances that may impact the sourcing information that has been provided to the Company.

Over time, the Company anticipates that the amount of information globally available regarding the traceability and sourcing of conflict minerals will increase.

FORWARD-LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on the Company’s management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of the Company’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

Table 1: List of non-CFSP-certified smelters and refineries

Metal	Smelter/Facility Name
Gold	Aida Chemical Industries Co. Ltd.
Tungsten	A.L.M.T. Corp.
Gold	Asaka Riken Co Ltd
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd
Gold	Chugai Mining
Tin	CV United Smelting
Tin	EM Vinto
Tungsten	Ganzhou Grand Sea W & Mo Group Co Ltd
Tungsten	Global Tungsten & Powders Corp
Tungsten	HC Starck GmbH
Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.
Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp
Tungsten	Jiangxi Tungsten Industry Group Co Ltd
Tin	Metallo Chimique
Tin	PT Bangka Putra Karya
Tin	PT Koba Tin
Tin	PT Stanindo Inti Perkasa
Tungsten	Xiamen Tungsten Co Ltd
Tungsten	Xiamen Tungsten (H.C) Co.,Ltd.
Gold	Yokohama Metal Co Ltd
Tin	Yunnan Chengfeng
Tungsten	Zhuzhou Cemented Carbide Group Co Ltd

Countries of origin for these facilities are believed to include:

Argentina, Australia, Bolivia , Brazil, Canada, Chile, China, Columbia, DRC, Ethiopia, Germany, Indonesia, Japan, Malaysia ,Mexico, Mozambique, Nigeria, Papua New Guinea, Peru, Portugal, Russia, Rwanda, Spain, Thailand, Vietnam ,USA, and Zimbabwe.